SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] N. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 29, 2016, prepared in summary form

Summary Map of the Final Voting

Agenda	Resolution	For	Against	Abstentions
To authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs of Law No. 6.404/76	Approved	13,815,796,859	0	0
Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2015	Approved	13,599,863,006	3,434,367	212,499,486
Allocation of the net income	Approved	13,815,439,901	73,643	283,315
Election of the members of the Company’s Fiscal Council and their respective alternates nominated by the controlling shareholders	Approved	12,703,608,442	35,121,387	-
Election of the members of the Company’s Fiscal Council and their respective alternates, pursuant to article 161, §4, “a” of Law No. 6.404/76	Approved	897,361,382	35,000,987	-
To ratify the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2015 and establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2016	Approved	12,926,163,766	869,544,284	20,088,809
To examine, discuss and approve all the terms and conditions of the Protocol and Justification of the Mergers	Approved	13,809,554,795	192,463	1,489,552
To ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda.	Approved	13,808,873,529	938,395	1,424,886
To approve the Valuation Report	Approved	13,808,165,816	860,385	2,210,609
To approve the Mergers	Approved	13,808,533,974	587,880	2,114,956
To authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the mergers	Approved	13,809,849,688	667,113	720,009
To approve the Company’s Sharebased Compensation Plan	Approved	13,062,100,312	745,106,028	4,030,470

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer